Exhibit 21.1

SUBSIDIARIES OF EMERALD HOLDING, INC.*

Legal Name	Jurisdiction of Incorporation or Organization
Expo Event Midco, Inc.	Delaware
Emerald X, Inc.	Delaware
Emerald X, LLC	Delaware

*Pursuant to Item 601(b)(21)(ii) of Regulation S-K, the names of other subsidiaries of Emerald Holding, Inc. are omitted because, considered in the aggregate, they would not constitute a significant subsidiary as of the end of the Company’s most recently completed fiscal year.